Filed by Chemical Financial Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: TCF Financial Corporation SEC File No.: 001-10253 Filer’s SEC File No.: 001-08185 Date: April 23, 2019 1

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Forward-Looking Statements & Other Information Statements included in this presentation which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding Chemical Financial Corporation's ("Chemical's") loan pipeline, future loan growth, increases in net interest income, and our belief that we are in a solid position for a successful 2019. Words and phrases such as "anticipates," "believes," "plans," "continue," "estimates," "expects," "forecasts," "future," "intends," "is likely," "judgment," "look ahead," "look forward," "on schedule," "opinion," "opportunity," "potential," "predicts," "probable," "projects," "should," "strategic," "trend," "will," and variations of such words and phrases or similar expressions are intended to identify such forward-looking statements. Management's determination of the provision and allowance for loan losses; the carrying value of acquired loans, goodwill and loan servicing rights; the fair value of investment securities (including whether any impairment on any investment security is temporary or other-than-temporary and the amount of any impairment); and management's assumptions concerning pension and other postretirement benefit plans involve judgments that are inherently forward-looking. The future effect of changes in the financial and credit markets and the national and regional economies on the banking industry, generally, and on Chemical, specifically, are also inherently uncertain. 3

Forward-Looking Statements & Other Information (continued) Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following: • our inability to attract and retain new commercial lenders and other bankers as well as key operations staff in light of competition for experienced employees in the banking industry; • operational and regulatory challenges associated with our information technology systems and policies and procedures in light of our rapid growth and systems conversion in 2018; • our inability to grow deposits; • our ability to execute on our strategy to expand investments and commercial lending; • our inability to efficiently manage our operating expenses; • the possibility that our previously announced merger with TCF Financial Corporation ("TCF") does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; • the occurrence of any event, change or other circumstance that could give rise to the right of Chemical, TCF or both to terminate the merger agreement; • the outcome of pending or threatened litigation or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to our proposed merger with TCF; • potential difficulty in maintaining relationships with clients, employees or business partners as a result of our proposed merger with TCF; • the possibility that the anticipated benefits of our proposed merger with TCF, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Chemical and TCF do business, or as a result of other unexpected factors or events; • the impact of purchase accounting with respect to the proposed merger with TCF, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value; • diversion of management's attention from ongoing business operations and opportunities as a result of the proposed merger with TCF; • potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed merger with TCF; 4

Forward-Looking Statements & Other Information (continued) • economic conditions (both generally and in our markets) may be less favorable than expected, which could result in, among other things, a deterioration in credit quality, a reduction in demand for credit and a decline in real estate values; • a general decline in the real estate and lending markets, particularly in our market areas, could negatively affect our financial results; • increased cybersecurity risk, including potential network breaches, business disruptions, or financial losses; • increases in competitive pressure in the banking and financial services industry; • increased capital requirements, other regulatory requirements or enhanced regulatory supervision; • our inability to sustain revenue and earnings growth; • the timing of when historic tax credits are placed into service could impact operating expenses; • our inability to efficiently manage operating expenses; • current or future restrictions or conditions imposed by our regulators on our operations may make it more difficult for us to achieve our goals; • legislative or regulatory changes, including changes in accounting standards and compliance requirements, may adversely affect us; • changes in the interest rate environment may reduce margins or the volumes or values of the loans we make or have acquired; and • economic, governmental, or other factors may prevent the projected population, residential, and commercial growth in the markets in which we operate. Additional factors that could cause results to differ materially from those described above can be found in the risk factors described in Item 1A of Chemical’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2018 and in any of Chemical's subsequent filings with the Securities and Exchange Commission. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Chemical disclaims any obligation to update or revise any forward-looking statements contained in this press release, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law. 5

Additional Statements Important Additional Information and Where to Find It In connection with the proposed merger with TCF Financial Corporation (“TCF”), on March 29, 2019, Chemical filed with the SEC a Registration Statement on Form S-4 that includes the preliminary Joint Proxy Statement of Chemical and TCF and a Prospectus of Chemical, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Chemical and TCF shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Chemical and TCF, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Chemical by accessing Chemical’s website at http://www.chemicalbank.com (which website is not incorporated herein by reference) or from TCF by accessing TCF’s website at http://www.tcfbank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Chemical’s Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@chemicalbank.com, or to TCF’s Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391, by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com. Participants in Solicitation Chemical and TCF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemical and TCF shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Chemical’s directors and executive officers is contained in Chemical’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 28, 2019, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding TCF’s directors and executive officers is contained in TCF’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 15, 2019, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the 6 preceding paragraph.